FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons
The Administrators of the GlaxoSmithKline 2009 Performance Share Plan notified the Company and the under-mentioned persons on 8 October 2013 of the following increases in their notional interests in Ordinary Shares at a price of 1571 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $50.84 per ADS following the notional re-investment of the dividend paid to shareholders on 3 October 2013.

	Ordinary Shares	ADSs
Sir Andrew Witty	17,855.571
Dr M M Slaoui		5,353.520
Mr S Dingemans	6,924.754
Mr S M Bicknell	1,873.095
Mr R G Connor	1,241.889
Mrs D P Connelly		2,258.480
Mr S A Hussain	5,449.411
Mr W C Louv		1,559.989
Mr D S Redfern	2,675.845
Ms C Thomas	3,719.017
Mr P C Thomson	1,180.887
Mr D E Troy		3,008.734
Dr P J T Vallance	6,159.639
Ms E Walmsley	3,497.511
Mr C Weber	872.878
Mrs V A Whyte	438.511

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

9 October 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 09, 2013

By: SIMON BICKNELL
------------------

Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc